Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or a solicitation of an offer to acquire, purchase or subscribe for securities of the Company or an invitation to enter into an agreement to do any such things, nor is it calculated to invite any offer to acquire, purchase or subscribe for any securities. This announcement is not an offer of securities for sale in the PRC, Hong Kong and the United States or elsewhere. The Bonds are not available for general subscription in Hong Kong or elsewhere.

This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The Shares and Bonds mentioned herein have not been, and will not be, registered under the Securities Act, and may not be offered or sold in the United States except pursuant to registration or an exemption from the registration requirements of the Securities Act. No public offering of the Shares and Bonds will be made in the United States.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(incorporated in the Cayman Islands with limited liability)
(Stock Code: 981)
NON-EXEMPT CONNECTED TRANSACTIONS —
EXERCISE OF PRE-EMPTIVE RIGHTS BY DATANG AND
COUNTRY HILL

In connection with the issue of the Subscription Shares and the Further Bonds and pursuant to the Datang Subscription Agreement, Datang has delivered an irrevocable notice to the Company that it will be fully exercising its pre-emptive right in respect of the issue of the Subscription Shares and the Further Bonds and the Country Hill Further Subscription.

In connection with the issue of the Subscription Shares and the Further Bonds and pursuant to the Country Hill Subscription Agreement, Country Hill has delivered an irrevocable notice to the Company that it will be exercising its pre-emptive right in respect of the issue of the Subscription Shares only for a total consideration of an amount equivalent to approximately US$20.6 million.

As each of Datang and Country Hill is a substantial Shareholder of the Company and thus a connected person of the Company, each of the Datang Further Subscription (including any issue of Shares on conversion of any Datang Pre-emptive Bonds) and the Country Hill Further Subscription will constitute a connected transaction of the Company and will be subject to independent Shareholders’ approval under the Listing Rules. The Company will make such further announcement(s) as necessary if any agreement(s) is/are entered into by the Company with Datang or Country Hill regarding the above matters.

UNITED STATES SECURITIES LAW MATTERS

The Shares and the Bonds have not been and will not be registered under the Securities Act and may not be offered or sold in the United States or to US persons (as defined in the Securities Act) unless the securities are registered under the Securities Act, or an exemption from the registration requirements of the Securities Act is available. There will be no public offering of the Shares and the Bonds in the United States. This announcement does not constitute an offer of any securities for sale.

Shareholders and potential investors should note that the completion of each of the Datang Further Subscription and the Country Hill Further Subscription is subject to the entering into of, and fulfilment of the conditions under, the relevant subscription agreement. As the issue of the Datang Pre-emptive Securities and the Country Hill Pre-emptive Shares may or may not proceed, Shareholders and potential investors are reminded to exercise caution when dealing in the Shares.

INTRODUCTION

Reference is made to the Company’s announcements dated 10 November 2008, 15 July 2010, 5 May 2011 and 4 June 2014 in relation to the Datang Subscription Agreement, pursuant to which, in case of any issue of new Shares or securities convertible into Shares by the Company, Datang has a pre-emptive right to subscribe for a pro rata portion of such new securities being issued and the Company is required to notify Datang of such proposed issue.

Reference is also made to the Company’s announcement dated 18 April 2011 and 4 June 2014 in relation to the Country Hill Subscription Agreement pursuant to which, in case of any issue of new Shares or securities convertible into Shares by the Company, Country Hill has a pre- emptive right to subscribe for a pro rata portion of such new securities being issued and the Company is required to notify Country Hill of such proposed issue.

PLACING OF EXISTING SHARES AND SUBSCRIPTION OF NEW SHARES

Reference is made to the Company’s announcement dated 12 June 2014 in relation to the completion of the Placing and the Subscription, which took place on 9 June 2014 and 12 June 2014, respectively. Pursuant to the terms and conditions of the Placing and Subscription Agreement, (i) a total of 2,590,000,000 Sale Shares were successfully placed by the Joint Placing Agents to not fewer than six (6) independent Placees, who are third parties independent of and not connected with the Company and its connected persons, at the Placing Price and (ii) the Company allotted and issued 2,590,000,000 Subscription Shares, representing approximately 7.44% of the issued share capital of the company as enlarged by the issue of the 2,590,000,000 new Shares, to the Vendor at the Subscription Price.

ISSUE OF THE FURTHER BONDS

Reference is made to the Company’s announcement dated 4 June 2014 in relation to the Bond Subscription Agreement, pursuant to which each of the Joint Managers has agreed to subscribe and pay for, or to procure subscribers to subscribe and pay for, the Further Bonds to be issued by the Company in an aggregate principal amount of US$95 million.

Based on the initial Conversion Price of HK$0.7965 and assuming full conversion of the Further Bonds at the initial Conversion Price, the Further Bonds will be convertible into 924,738,230 Shares, representing (i) approximately 2.87% of the issued share capital of the Company on 4 June 2014, (ii) approximately 2.66% of the issued share capital of the Company on 12 June 2014 as enlarged by the issue of the Subscription Shares and (iii) approximately 2.59% of the issued share capital of the Company as enlarged by the Subscription Shares and assuming the full conversion of the Further Bonds at the initial Conversion Price (assuming that there is no change in the issued share capital of the company, save for the New Conversion Shares). The New Conversion Shares will be allotted and issued pursuant to the 2013 General Mandate and will rank pari passu in all respects with the Shares then in issue on the relevant conversion date. The issue of the Further Bonds is not subject to the approval of the Shareholders.

An application has been made to the Hong Kong Stock Exchange for the listing of, and permission to deal in, the New Conversion Shares. An application has been made to the Singapore Exchange for the listing and quotation of the Further Bonds.

Completion of the Bond Subscription Agreement is subject to the satisfaction or waiver of the conditions precedent therein. In addition, the Bond Subscription Agreement may be terminated in certain circumstances. Please refer to the Company’s announcement dated 4 June 2014 for further information.

PRE-EMPTIVE RIGHTS OF DATANG

Reference is made to the Company’s announcements dated 10 November 2008, 15 July 2010, 5 May 2011 and 4 June 2014 in relation to the Datang Subscription Agreement.

Pursuant to the Datang Subscription Agreement, in case of any issue of new Shares or securities convertible into Shares, subject to certain exceptions, Datang has a pre-emptive right to subscribe for a pro rata portion of such new securities being issued equivalent to the percentage of the issued share capital of the Company then owned by Datang prior to the issue of such securities. Datang’s pre-emptive right is applicable to the issue of the Subscription Shares, the Further Bonds and any Country Hill Further Subscription. Pursuant to the Datang Subscription Agreement, completion of any such issue of the Datang Pre-emptive Securities to, and subscription of the Datang Pre-emptive Securities by, Datang upon exercise of its pre- emptive right will be further subject to the receipt of any required regulatory approvals.

Any exercise by Datang of its pre-emptive right to subscribe for the Datang Pre-emptive Securities in connection with the issue of the Subscription Shares, the Further Bonds and any Country Hill Further Subscription will be at a price equivalent to the Subscription Price (in the case of the Datang Pre-emptive Shares) or the issued price of the Further Bonds (in the case of the Datang Pre-emptive Bonds) and conditional on the obtaining of the necessary governmental approval and the obtaining of the approval of the independent Shareholders for any such Datang Further Subscription.

The Company has notified Datang in accordance with the terms of the Datang Subscription Agreement in respect of the issue of the Subscription Shares, the issue of the Further Bonds and the possible Country Hill Further Subscription. Pursuant to the Datang Subscription Agreement, Datang has delivered an irrevocable notice to the Company that it will be fully exercising its pre-emptive right in respect of the issue of the Subscription Shares and Further Bonds and the Country Hill Further Subscription. The subscription by Datang of the Datang Pre-emptive Shares and the Datang Pre-emptive Bonds will be based on terms and conditions that are substantially the same as the Placing, the Subscription and the issue of the Further Bonds. The Company will make such further announcement(s) as is/are necessary under the Listing Rules in relation thereto.

PRE-EMPTIVE RIGHTS OF COUNTRY HILL
Reference is made to the Company’s announcements dated 18 April 2011, 4 June 2014 in relation to the Country Hill Subscription Agreement.

Pursuant to the Country Hill Subscription Agreement, in case of any issue of new Shares or securities convertible into Shares, subject to certain exceptions, Country Hill has a pre- emptive right to subscribe for a pro rata portion of such new securities being issued equivalent to the percentage of the issued share capital of the Company then owned by Country Hill prior to the issue of such securities. Country Hill’s pre-emptive right is applicable to the issue of the Subscription Shares, the Further Bonds and any Datang Further Subscription. Pursuant to the Country Hill Subscription Agreement, completion of any such issue of the Country Hill Pre- emptive Securities to, and subscription of the Country Hill Pre-emptive Securities by, Country Hill upon exercise of its pre-emptive right will be further subject to the receipt of any required regulatory approvals.

Any exercise by Country Hill of its pre-emptive right to subscribe for the Country Hill Pre- emptive Securities in connection with the issue of the Subscription Shares, the Further Bonds and any Datang Further Subscription will be at a price equivalent to the Subscription Price (in the case of the Country Hill Pre-emptive Shares) or the issue price of the Further Bonds (in the case of the Country Hill Pre-emptive Bonds) and conditional on the obtaining of the necessary governmental approval and the obtaining of the approval of the independent Shareholders for any such Country Hill Further Subscription.

The Company has notified Country Hill in accordance with the terms of the Country Hill Subscription Agreement in respect of the issue of the Subscription Shares and the Further Bonds and the possible Datang Further Subscription. Pursuant to the Country Hill Subscription Agreement, Country Hill has delivered an irrevocable notice to the Company that it will be exercising its pre-emptive right in respect of the issue of the Subscription Shares only for a total consideration of an amount equivalent to approximately US$20.6 million. The subscription by Country Hill of the Country Hill Pre-emptive Shares will be based on terms and conditions that are substantially the same as the Placing and the Subscription. The Company will make such further announcement(s) as is/are necessary under the Listing Rules in relation to this.

SHAREHOLDER LOCK-UP UNDERTAKINGS BY DATANG AND COUNTRY HILL

Each of the Company, Datang and Country Hill has given a shareholder lock-up undertaking in relation to the issue of Shares (in the case of the Company) or the Shares held by it directly (or through nominees) (in the case of Datang and Country Hill) for a period of 90 days to facilitate an orderly marketing, distribution and trading of the new Shares and the Further Bonds.

LISTING RULES IMPLICATIONS

As each of Datang and Country Hill is a substantial Shareholder of the Company and thus a connected person of the Company, each of the Datang Further Subscription (including any issue of Shares on conversion of any Datang Pre-emptive Bonds) and the Country Hill Further Subscription will constitute a connected transaction of the Company and will be subject to independent Shareholders’ approval under the Listing Rules. The Company will make such further announcement(s) as necessary if any agreement(s) is/are entered into by the Company with Datang or Country Hill regarding the above matters.

UNITED STATES SECURITIES LAW MATTERS

The Shares and the Bonds have not been and will not be registered under the Securities Act and may not be offered or sold in the United States or to US persons (as defined in the Securities Act) unless the securities are registered under the Securities Act, or an exemption from the registration requirements of the Securities Act is available. There will be no public offering of the Shares and the Bonds in the United States. This announcement does not constitute an offer of any securities for sale.

GENERAL

Shareholders and potential investors should note that the completion of each of the Datang Further Subscription and the Country Hill Further Subscription is subject to the entering into of, and fulfilment of the conditions under, the relevant subscription agreement. As the issue of the Datang Pre-emptive Securities and the Country Hill Pre-emptive Shares may or may not proceed, Shareholders and potential investors are reminded to exercise caution when dealing in the Shares.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context otherwise requires:

“2013 General Mandate” a general and unconditional mandate granted to the Directors by passing a resolution of the Shareholders at the annual general meeting of the Company held on 13 June 2013 to exercise the power of the Company to allot and issue up to 20% of the issued share capital of the Company as at the date of passing such resolution;

“2013 General Mandate” a general and unconditional mandate granted to the Directors by passing a resolution of the Shareholders at the annual general meeting of the Company held on 13 June 2013 to exercise the power of the Company to allot and issue up to 20% of the issued share capital of the Company as at the date of passing such resolution;

“2014 Equity Incentive Plan” the 2014 equity incentive plan adopted by the Company pursuant to a resolution passed by the Shareholders at the annual general meeting of the Company held on 13 June 2013 and effective from 15 November 2013 upon its registration with the PRC State Administration of Foreign Exchange;

“ADS(s)” American depositary shares of the Company, each of which represents 50 Shares;

“Board” the board of Directors;

“Bond Subscription Agreement” the subscription agreement between the Company and the Joint Managers dated 4 June 2014 relating to the issue of the Further Bonds;

“Bonds” the Original Bonds, the Original Pre-emptive Bonds, the Further Bonds, any Datang Pre-emptive Bonds and any Country Hill Pre- emptive Bonds;

“Bonds” the Original Bonds, the Original Pre-emptive Bonds, the Further Bonds, any Datang Pre-emptive Bonds and any Country Hill Pre- emptive Bonds;

“Company” Semiconductor Manufacturing International Corporation, a company incorporated in the Cayman Islands with limited liability, the Shares of which are listed on the main board of the Hong Kong Stock Exchange and the ADSs of which are listed on the New York Stock Exchange, Inc.;

“connected person(s)” has the meaning ascribed to it under the Listing Rules;

“Conversion Price” the price at which Conversion Shares will be issued upon conversion of the Bonds which will initially be HK$0.7965 per Share and will be subject to adjustment in the manner provided in the terms and conditions of the Bonds;

“Conversion Shares” Shares to be allotted and issued by the Company upon conversion of the Bonds;

“Country Hill” Country Hill Limited, a wholly-owned subsidiary of Bridge Hill Investments Limited, which is a subsidiary controlled by China Investment Corporation;

“Country Hill Further Subscription” the potential subscription of Country Hill Pre-emptive Securities by Country Hill pursuant to any exercise of pre-emptive right by Country Hill under the Country Hill Subscription Agreement;

“Country Hill Original Pre- emptive Bonds” the US$32,200,000 zero coupon convertible bond due 2018 issued to Country Hill on 29 May 2014 pursuant to a subscription agreement dated 18 December 2013 between Country Hill and the Company, which are consolidated and form a single series with the Original Bonds;

“Country Hill Pre- emptive Bonds” any Bonds to be issued to Country Hill pursuant to any exercise of its pre-emptive right under the Country Hill Subscription Agreement in connection with the Bond Subscription Agreement as will result in Country Hill’s percentage shareholding (on a fully converted basis) in the Company not being diluted by the issue of the Further Bonds and any Datang Further Subscription;

“Country Hill Pre- emptive Securities” the Country Hill Pre-emptive Bonds and the Country Hill Pre-emptive Shares;

“Country Hill Pre- emptive Shares” any Shares to be issued to Country Hill pursuant to any exercise of its pre-emptive right under the Country Hill Subscription Agreement in connection with the Placing and Subscription Agreement as will result in Country Hill’s percentage shareholding in the Company not being diluted by the issue of the Subscription Shares and any Country Hill Further Subscription of Shares;

“Country Hill Subscription Agreement” the share subscription agreement dated 18 April 2011 between the Company and Country Hill;

“Datang” Datang Holdings (Hongkong) Investment Company Limited, a company incorporated in Hong Kong and a wholly-owned subsidiary of Datang Telecom Technology & Industry Holdings Co., Ltd., a company incorporated under PRC laws;

“Datang Further Subscription” the potential subscription of Datang Pre-emptive Securities by Datang pursuant to any exercise of pre-emptive right by Datang under the Datang Subscription Agreement;

“Datang Original Pre-emptive Bonds” the US$54,600,000 zero coupon convertible bonds due 2018 issued to Datang on 29 May 2014 pursuant to a subscription agreement dated 18 December 2013 between Datang and the Company, which are consolidated and form a single series with the Original Bonds;

“Datang Pre-emptive Bonds” any Bonds to be issued to Datang pursuant to any exercise of its pre- emptive right under the Datang Subscription Agreement in connection with the Bond Subscription Agreement as will result in Datang’s percentage shareholding (on a fully converted basis) in the Company not being diluted by the issue of the Further Bonds and any Country Hill Further Subscription;

“Datang Pre-emptive Securities” the Datang Pre-emptive Bonds and the Datang Pre-emptive Shares;

“Datang Pre-emptive Shares” any Shares to be issued to Datang pursuant to any exercise of its pre- emptive right under the Datang Subscription Agreement in connection with the Placing and Subscription Agreement as will result in Datang’s percentage shareholding in the Company not being diluted by the issue of the Subscription Shares and any Country Hill Further Subscription of Shares;

“Datang Subscription Agreement” the share purchase agreement dated 6 November 2008 between the Company and Datang Telecom Technology & Industry Holdings Co., Ltd., a company incorporated under PRC laws;

“Director(s)” director(s) of the Company;

“Further Bonds” the zero coupon convertible bonds due 2018 of an aggregate principal amount of US$95 million issued by the Company under the Bond Subscription Agreement which will be consolidated and from the date of their issue form a single series with the Original Bonds and the Original Pre-emptive Bonds;

“Further Pre-emptive Securities” the Datang Pre-emptive Securities and the Country Hill Pre-emptive Securities;

“HK$” Hong Kong Dollars, the lawful currency of Hong Kong;

“Hong Kong” the Hong Kong Special Administrative Region of the PRC;

“Hong Kong Stock Exchange” The Stock Exchange of Hong Kong Limited;

“Joint Managers” J.P. Morgan Securities Plc and Deutsche Bank AG, Hong Kong Branch;

“Joint Placing Agents” J.P. Morgan Securities (Asia Pacific) Limited and Deutsche Bank AG, Hong Kong Branch;

“Listing Rules” the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“New Conversion Shares” Shares to be allotted and issued by the Company upon conversion of the Further Bonds;

“Original Bonds” the US$200,000,000 zero coupon convertible bonds due 2018 issued by the Company on 7 November 2013;

“Original Pre-emptive Bonds” the Datang Original Pre-emptive Bonds and the Country Hill Original Pre-emptive Bonds;

“Placees” any professional, institutional and other investor whom any of the Joint Placing Agents have procured to purchase any of the Sale Shares under the Placing and Subscription Agreement;

“Placing” the placing of the Sale Shares pursuant to the Placing and Subscription Agreement;

“Placing and Subscription Agreement” Placing and subscription agreement between the Vendor, the Company and the Joint Placing Agents dated 4 June 2014;

“Placing Price” HK$0.60 per Sale Share;

“PRC” the People’s Republic of China (for the purpose of this announcement excluding Hong Kong, Macau Special Administrative Region of the People’s Republic of China and Taiwan);

“Restricted Share Units” an unsecured promise of the Company to pay eligible individuals a specific number of Shares or American depositary share(s) of the Company, each of which represents 50 Shares, as applicable, on a specified date pursuant to the 2014 Equity Incentive Plan, subject to all applicable laws, rules, regulations and the applicable vesting, transfer or forfeiture restrictions as set out in the 2014 Equity Incentive Plan and the applicable award document;

“Sale Shares” a total of 2,590,000,000 Shares offered by the Vendor for sale on its own behalf which are to be placed by the Joint Placing Agents pursuant to the Placing and Subscription Agreement at the Placing Price;

“Securities Act” the U.S. Securities Act of 1933, as amended;

“Share(s)” share(s) of US$0.0004 each in the share capital of the Company;

“Shareholder(s)” the holder(s) of the Shares;

“Singapore Exchange” Singapore Exchange Securities Trading Limited;

“Subscription” the subscription for the Subscription Shares pursuant to the Placing and Subscription Agreement;

“Subscription Price” HK$0.60 per Subscription Share;

“Subscription Shares” 2,590,000,000 Shares to be subscribed by the Vendor pursuant to the Placing and Subscription Agreement;

“substantial shareholder(s)” has the meaning ascribed to it under the Listing Rules;

“US” or “United States” the United States of America;

“US$” United States dollars, the lawful currency of the United States;

“Vendor” Datang;

“%” per cent.

By order of the Board Semiconductor Manufacturing International Corporation Tzu-Yin Chiu Chief Executive Officer and Executive Director

Shanghai, 18 June 2014

As at the date of this announcement, the directors of the Company are:

Executive Directors
Zhang Wenyi (Chairman)
Tzu-Yin Chiu (Chief Executive Officer)
Gao Yonggang (Chief Financial Officer)

Non-executive Directors
Chen Shanzhi (Li Yonghua as his Alternate)
Lawrence Juen-Yee Lau (Datong Chen as his Alternate)
Zhou Jie

Independent Non-executive Directors
William Tudor Brown
Sean Maloney
Frank Meng
Lip-Bu Tan